

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

2002 Interim Results – Unaudited

FINANCIAL HIGHLIGHTS

- Turnover of US$899.1 million (HK$7,013.0 million) broadly unchanged, reflecting an improvement in underlying performance, offset by the effects of business disposals.
- *Despite business disposals, operating* profit up 64.6 per cent to US$137.4 million (HK$1,071.7 million), reflecting improved underlying performance.
- Profit attributable to ordinary shareholders for 2002 of US$26.8 million (HK$209.0 million), a turnaround compared with a loss of US$12.1 million (HK$94.4 million) in 2001.
- Excluding the effects of foreign exchange, net profit increased by 24.8 per cent to US$15.6 million (HK$121.7 million).
- Earnings per share of US0.85 cent (HK6.63 cents) was recorded for 2002, compared with loss per share of US0.39 cent (HK3.04 cents) recorded for 2001.
- Net current assets totaled US$155.9 million (HK$1,216.0 million) at 30 June 2002, compared with net current liabilities of US$234.5 million (HK$1,829.1 million) at 31 December 2001.
- Consolidated gearing ratio improved to 2.79 times at 30 June 2002, compared with 3.93 times at 31 December 2001.
- The Directors do not propose the payment of an interim dividend in 2002 (2001: Nil).

CONDENSED INTERIM FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED PROFIT AND LOSS STATEMENT

For the six months ended 30 June	2002 US$m	2001 US$m	2002* HK$m	2001* HK$m
Turnover – *Note 1*	899.1	904.5	7,013.0	7,055.1
Cost of sales	(676.5)	(666.4)	(5,276.7)	(5,197.9)
Gross profit	222.6	238.1	1,736.3	1,857.2
Distribution costs	(70.2)	(60.1)	(547.5)	(468.8)
Administrative expenses	(47.2)	(82.3)	(368.2)	(641.9)
Other operating expenses	(2.2)	(32.1)	(17.2)	(250.4)
Other operating income	34.4	19.9	268.3	155.2
Operating profit – *Notes 1 & 2*	137.4	83.5	1,071.7	651.3
Share of profits less losses of associated companies	11.0	(4.7)	85.8	(36.7)
Net borrowing costs – *Note 3*	(51.1)	(49.9)	(398.6)	(389.2)
Profit before taxation	97.3	28.9	758.9	225.4
Taxation – *Note 4*	(38.0)	(26.6)	(296.4)	(207.5)
Profit after taxation	59.3	2.3	462.5	17.9
Outside interests	(32.5)	(14.4)	(253.5)	(112.3)
Profit/(loss) attributable to ordinary shareholders – *Note 5*	26.8	(12.1)	209.0	(94.4)

Per share data	2002 US¢	2001 US¢	2002* HK¢	2001* HK¢
Earnings/(loss) – *Note 6*				
– Basic	0.85	(0.39)	6.63	(3.04)
– Diluted	0.85	(0.39)	6.63	(3.04)

CONDENSED CONSOLIDATED BALANCE SHEET

	At 30 June 2002 US$m	At 31 December 2001 US$m	At 30 June 2002* HK$m	At 31 December 2001* HK$m
Non-current assets				
Property and equipment	1,035.6	840.2	8,077.7	6,553.6
Associated companies	(16.6)	(23.6)	(129.5)	(184.1)
Long-term receivables	244.6	176.3	1,907.9	1,375.1
Goodwill	11.1	–	86.6	–
	1,274.7	992.9	9,942.7	7,744.6
Current assets				
Cash and bank balances	162.0	310.1	1,263.6	2,418.8
Pledged deposits	41.1	41.0	320.6	319.8
Short-term investments	12.9	11.5	100.6	89.7
Accounts receivable and prepayments – *Note 8*	364.0	328.7	2,839.2	2,563.8
Inventories	342.6	361.5	2,672.3	2,819.7
	922.6	1,052.8	7,196.3	8,211.8
Current liabilities				
Accounts payable and accruals – *Note 9*	458.8	514.0	3,578.7	4,009.2
Short-term borrowings	289.9	750.2	2,261.2	5,851.5
Provision for taxation	18.0	23.1	140.4	180.2
	766.7	1,287.3	5,980.3	10,040.9
Net current assets/(liabilities)	155.9	(234.5)	1,216.0	(1,829.1)
Total assets less current liabilities	1,430.6	758.4	11,158.7	5,915.5
Equity capital and reserves				
Share capital	31.4	31.4	244.9	244.9
Reserves	(149.0)	(222.6)	(1,162.2)	(1,736.3)
Shareholders' deficit	(117.6)	(191.2)	(917.3)	(1,491.4)
Outside interests	465.9	392.2	3,634.0	3,059.2

Analysis of changes in financing

	Share capital and share premium US$m	Outside interests US$m	Bank and other borrowings US$m	2002 Total financing US$m	2001 Total financing US$m	2002* Total financing HK$m	2001* Total financing HK$m
At 1 January	940.1	392.2	1,141.6	2,473.9	3,311.4	19,296.4	25,828.9
Exchange translation	–	45.1	55.0	100.1	(123.4)	780.8	(962.5)
Net cash outflow	–	(16.3)	(118.5)	(134.8)	(92.3)	(1,051.5)	(719.9)
Attributable profit	–	32.5	–	32.5	14.4	253.5	112.3
Other movements	–	12.4	97.3	109.7	(65.6)	855.7	(511.7)
At 30 June	940.1	465.9	1,175.4	2,581.4	3,044.5	20,134.9	23,747.1

Notes:–

1. **Segmental information**

   An analysis of the Group's turnover and operating profit, by principal activities and markets, is as follows:

For the six months ended 30 June	Turnover 2002 US$m	Turnover 2001 US$m	Operating profit 2002 US$m	Operating profit 2001 US$m	Turnover 2002* HK$m	Turnover 2001* HK$m	Operating profit 2002* HK$m	Operating profit 2001* HK$m
Principal activities/markets								
– Consumer/Indonesia	836.4	671.4	119.0	62.8	6,523.9	5,236.9	928.2	489.8
– Property/Philippines	62.3	87.8	11.3	6.9	486.0	684.8	88.1	53.8
– Disposed businesses^	0.4	145.3	(2.3)	3.6	3.1	1,133.4	(17.9)	28.1
Subtotal	899.1	904.5	128.0	73.3	7,013.0	7,055.1	998.4	571.7
Head Office	–	–	9.4	10.2	–	–	73.3	79.6
Total	899.1	904.5	137.4	83.5	7,013.0	7,055.1	1,071.7	651.3

^ *Represents Infrontier in 2002 and 2001; Berli Jucker, Daryn-Varia and Savills plc in 2001.*

2. **Operating profit**

For the six months ended 30 June	2002 US$m	2001 US$m	2002* HK$m	2001* HK$m
Operating profit is stated after (charging)/crediting				
Employee remuneration	(71.6)	(74.5)	(558.5)	(581.1)
Depreciation	(26.8)	(31.0)	(209.1)	(241.8)
Doubtful debt provisions	(1.9)	(0.7)	(14.8)	(5.5)
(Loss)/gain on sale of property and equipment	(0.3)	0.1	(2.3)	0.8
Net exchange gains/(losses) on monetary items	18.7	(31.3)	145.9	(244.1)
Net rental income from investment properties	1.2	0.2	9.4	1.6
Dividends from unlisted investments	–	0.1	–	0.8

3. **Net borrowing costs**

For the six months ended 30 June	2002 US$m	2001 US$m	2002* HK$m	2001* HK$m
Loan capital	3.3	7.5	25.7	58.5
Bank loans, overdrafts and other loans	57.8	51.5	450.8	401.7
Total interest expense	61.1	59.0	476.5	460.2
Other borrowing costs	4.2	11.3	32.8	88.1
Total borrowing costs	65.3	70.3	509.3	548.3
Less borrowing costs capitalized	(2.0)	(6.0)	(15.6)	(46.8)
Less interest income	(12.2)	(14.4)	(95.1)	(112.3)
Net borrowing costs	51.1	49.9	398.6	389.2

4. **Taxation**

   No Hong Kong profits tax (2001: Nil) has been provided as the Group had no estimated assessable profits (2001: Nil) in Hong Kong during the period. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary and associated companies operate.

For the six months ended 30 June	2002 US$m	2001 US$m	2002* HK$m	2001* HK$m
Subsidiary companies				
Current taxation – Overseas	13.0	16.7	101.4	130.3
Deferred taxation – Overseas	15.4	4.1	120.1	31.9
Subtotal	28.4	20.8	221.5	162.2
Associated companies				
Current taxation – Overseas	2.2	5.5	17.2	42.9
Deferred taxation – Overseas	7.4	0.3	57.7	2.4
Subtotal	9.6	5.8	74.9	45.3
Total	38.0	26.6	296.4	207.5

Excluding non-taxable business disposals, the effective tax rate for 2002 was 41.6% (2001: 46.1%)

Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure compliance with Hong Kong GAAP. An analysis of such adjustments follows.

	2002 Rp m	2001 Rp m
Net income under Indonesian GAAP(1)	571,087	352,695
Differing accounting treatments(2)		
– Pension expenses	82,319	(108,338)
– Foreign exchange accounting	27,217	27,217
– Others	20,785	(21,043)
Adjusted net income under Hong Kong GAAP	701,408	250,531
Foreign exchange(3)	(222,191)	163,839
Indofood's net income as reported by First Pacific	479,217	414,370
	US$m	**US$m**
Translated into U.S. dollars at prevailing average rates of 2002: Rupiah 9,505 and 2001: Rupiah 10,661	50.4	38.8
Contribution to First Pacific Group profit, at an average shareholding of 2002: 49.2% and 2001: 48.0%	24.8	18.6

(1) *Indofood has restated its net income for 2001 from Rupiah 352,695 million to Rupiah 217,211 million after giving effect to the adoption of Statement of Financial Accounting Standard No. 55 in Indonesia, which standard is not applicable to First Pacific.*

(2) *Differences in accounting under Indonesian GAAP, compared with Hong Kong GAAP. Principal adjustments include:*
- *Pension expenses: Indofood, since late 2001, accrues all pension liabilities, consistent with Hong Kong GAAP. Adjustments are therefore no longer required. However, 2002 includes the reversal of Rupiah 82.3 billion of over-accrued pension costs in prior years. The Rupiah 108.3 billion adjustment for 2001 represents First Pacific's accrual of Indofood's pension liabilities.*
- *Foreign exchange accounting: The adjustment relates to the reversal of the amortization of foreign exchange losses that were previously capitalized by Indofood on certain fixed assets under construction.*

(3) *To illustrate underlying operational results and profit contributions, exchange differences (net of related tax) are excluded and presented separately.*

Indofood contributed a profit of US$24.8 million (1H01: US$18.6 million) to the Group, reflecting:

- strong sales revenues achieved through a mix of volume growth and price increases for all divisions, with the exception of Distribution;
- pressure on the gross margins of Noodles, and Edible Oils & Fats. This was respectively due to higher labor costs, and increased costs for crude palm oil and copra. Indofood's rupiah gross profit increased three per cent to Rupiah 1.91 trillion (US$201.1 million), and the rupiah gross margin for the period was 24.0 per cent (1H01: 26.0 per cent);
- increased costs for fuel, and the selling and promotion activities that underscored the growth in sales volumes. Indofood's rupiah operating margin for the period was 10.9 per cent (1H01: 14.4 per cent);
- reduced interest costs in rupiah terms, as the rupiah strengthened against the U.S. dollar;
- adjustments to ensure compliance with Hong Kong GAAP and First Pacific presentation, as detailed above.

During the first half of 2002 Indofood raised a US$100.0 million two-year term loan facility for working capital purposes, and US$280.0 million through a competitively priced five-year Euro-bonds; the proceeds of which were used to replace existing debts. Indofood repaid debts of Rupiah 676.8 billion (US$71.2 million) and US$283.2 million over the period. The Financial Review section contains further information on Indofood's net indebtedness.

As of 30 June 2002, Indofood had bought back 461.5 million shares under its share buy back programme, and issued 228.9 million shares under its employee stock ownership programme (ESOP). The programme to buy back up to 10 per cent of Indofood's issued and paid-up capital is being implemented in stages up to 30 November 2002, and will continue for as long as the repurchase of shares provides greater returns than alternate uses of cash. The ESOP covers 457.8 million shares, representing five per cent of Indofood's issued and paid-up capital, is being implemented in stages. The first stage, representing 50 per cent of the ESOP, was completed in May 2002. The implementation of the second and third phases, each representing 25 per cent of the programme, will be completed in May 2003 and May 2004, respectively.

PLDT

Philippine Long Distance Telephone Company (PLDT) is the largest and most diversified telecommunications company in the Philippines. Its businesses are organised into three main segments: Wireless (principally through wholly-owned subsidiary Smart Communications (Smart)); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary ePLDT).

PLDT's operations are principally denominated in pesos, which averaged Pesos 50.72 (1H01: Pesos 50.17) to the U.S. dollar, and its financial results are prepared under *Philippine GAAP and reported in pesos. First* Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to PLDT's reported peso results to ensure compliance with Hong Kong GAAP. An analysis of such adjustments follows.

	2002 US$m	2001 US$m	2002* HK$m	2001* HK$m
Non-current liabilities				
Loan capital and long-term borrowings	885.5	391.4	6,906.9	3,052.9
Deferred liabilities and provisions	131.9	130.0	1,028.8	1,014.0
Deferred taxation	64.9	36.0	506.3	280.8
	1,082.3	557.4	8,442.0	4,347.7
	1,450.6	758.4	11,158.7	5,915.5
Number of shares in issue (million)	3,139.8	3,139.8	3,139.8	3,139.8

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT

	Share capital US$m	Share premium US$m	Property revaluation reserve US$m	Exchange reserve US$m	Revenue reserve US$m	Total US$m
Balance at 1 January 2001	31.4	908.7	1.3	(332.5)	(239.4)	369.5
Net losses not recognized in the profit and loss statement						
– Exchange translation	–	–	–	(52.8)	–	(52.8)
Goodwill reinstated on disposal of associated companies	–	–	–	–	16.6	16.6
Net loss for the period	–	–	–	–	(12.1)	(12.1)
Dividends	–	–	–	–	(4.0)	(4.0)
Balance at 30 June 2001	31.4	908.7	1.3	(385.3)	(238.9)	317.2
Balance at 1 January 2002	31.4	908.7	–	(20.2)	(1,111.1)	(191.2)
Net gains not recognized in the profit and loss statement						
– Exchange translation	–	–	–	37.5	0.4	37.9
Goodwill reinstated on dilution of interest in a subsidiary company	–	–	–	–	8.9	8.9
Net profit for the period	–	–	–	–	26.8	26.8
Balance at 30 June 2002	31.4	908.7	–	17.3	(1,075.0)	(117.6)

	Share capital HK$m*	Share premium HK$m*	Property revaluation reserve HK$m*	Exchange reserve HK$m*	Revenue reserve HK$m*	Total HK$m*
Balance at 1 January 2001	244.9	7,087.9	10.1	(2,593.5)	(1,867.3)	2,882.1
Net losses not recognized in the profit and loss statement						
– Exchange translation	–	–	–	(411.8)	–	(411.8)
Goodwill reinstated on disposal of associated companies	–	–	–	–	129.5	129.5
Net loss for the period	–	–	–	–	(94.4)	(94.4)
Dividends	–	–	–	–	(31.2)	(31.2)
Balance at 30 June 2001	244.9	7,087.9	10.1	(3,005.3)	(1,863.4)	2,474.2
Balance at 1 January 2002	244.9	7,087.9	–	(157.6)	(8,666.6)	(1,491.4)
Net gains not recognized in the profit and loss statement						
– Exchange translation	–	–	–	292.5	3.1	295.6
Goodwill reinstated on dilution of *interest in a subsidiary company*	–	–	–	–	69.5	69.5
Net profit for the period	–	–	–	–	209.0	209.0
Balance at 30 June 2002	244.9	7,087.9	–	134.9	(8,385.0)	(917.3)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June	2002 US$m	2001 US$m	2002* HK$m	2001* HK$m
Operating profit	137.4	83.5	1,071.7	651.3
Foreign exchange (gains)/losses	(18.7)	31.3	(145.9)	244.1
Depreciation	26.8	31.0	209.1	241.8
Dividend income	–	(0.1)	–	(0.8)
Payments in respect of deferred liabilities and provisions	–	(17.2)	–	(134.2)
Loss/(gain) on sale of property and equipment	0.3	(0.1)	2.3	(0.8)
Increase in working capital+	(48.6)	(15.3)	(379.1)	(119.3)
Others	(25.2)	(33.7)	(196.5)	(262.8)
Cash generated from operations	72.0	79.4	561.6	619.3
Interest paid	(40.0)	(48.7)	(312.0)	(379.8)
Tax paid	(18.7)	(15.1)	(145.9)	(117.8)
Net cash inflow from operating activities	13.3	15.6	103.7	121.7
Purchase of property and equipment	(56.2)	(62.6)	(438.3)	(488.3)
Sale of businesses, property and equipment and others	2.0	44.4	15.6	346.3
Loans repaid by/(to) associated companies	0.6	(2.4)	4.7	(18.7)
Interest received	12.4	15.2	96.7	118.5
Dividends received	–	1.7	–	13.3
Net cash outflow from investing activities	(41.2)	(3.7)	(321.3)	(28.9)
Net cash (outflow)/inflow before financing activities	(27.9)	11.9	(217.6)	92.8
Net borrowings repaid	(118.5)	(92.3)	(924.3)	(719.9)
Payment in connection with the shares repurchased by a subsidiary company	(35.3)	–	(275.4)	–
Shares issued to outside interests by a subsidiary company	19.9	–	155.2	–
Dividends paid				
– to outside interests by a subsidiary company	(0.9)	–	(7.0)	–
– to shareholders	–	(4.0)	–	(31.2)
Net cash outflow from financing activities	(134.8)	(96.3)	(1,051.5)	(751.1)
Decrease in cash and cash equivalents	(162.7)	(84.4)	(1,269.1)	(658.3)
Cash and cash equivalents at 1 January	310.1	360.6	2,418.8	2,812.7
Exchange translation	14.6	(26.0)	113.9	(202.8)
Cash and cash equivalents at 30 June	162.0	250.2	1,263.6	1,951.6
Representing				
Cash and bank balances	162.0	255.9	1,263.6	1,996.0
Overdrafts	–	(0.4)	–	(3.1)
Other short-term borrowings with an original maturity of less than 90 days	–	(5.3)	–	(41.3)
Cash and cash equivalents at 30 June	162.0	250.2	1,263.6	1,951.6

\+ *Changes in working capital are stated excluding movements due to acquisitions and disposals of subsidiary companies.*

FIRST PACIFIC

5. Profit/(loss) attributable to ordinary shareholders

Profit/(loss) attributable to ordinary shareholders includes exchange gains/(losses) that arose primarily on the translation of the unhedged U.S. dollar denominated borrowings of PLDT and Indofood.

For the six months ended 30 June	2002 US$m	2001 US$m	2002* HK$m	2001* HK$m
Subsidiary companies	18.7	(31.3)	145.9	(244.1)
Associated companies	8.5	(28.5)	66.3	(222.3)
Subtotal	27.2	(59.8)	212.2	(466.4)
Exchange differences attributable to taxation and outside interests	(16.0)	27.3	(124.8)	212.9
Total	11.2	(32.5)	87.4	(253.5)

Analysis by principal operating company is set out below.

For the six months ended 30 June	2002 US$m	2001 US$m	2002* HK$m	2001* HK$m
PLDT	8.0	(18.9)	62.4	(147.4)
Indofood	6.6	(8.4)	51.5	(65.5)
Others	(3.4)	(5.2)	(26.5)	(40.6)
Total	11.2	(32.5)	87.4	(253.5)

6. Earnings/(loss) per share

For the six months ended 30 June	2002 US$m	2001 US$m	2002* HK$m	2001* HK$m
Earnings/(loss) per share are based on				
– profit/(loss) attributable to ordinary shareholders of ($m)	26.8	(12.1)	209.0	(94.4)
– and an average number of shares in issue of (millions)	3,139.8	3,139.8	3,139.8	3,139.8
Resulting in earnings/(loss) per share of (cents)	0.85	(0.39)	6.63	(3.04)

As the convertible instruments had no dilutive effect, there is no difference between the basic and diluted earnings/(loss) per share figures for 2002 and 2001.

7. *Ordinary share dividends*

At a meeting held on 19 August 2002, the Directors proposed that no interim dividend be paid for 2002 (2001: Nil).

8. Accounts receivable and prepayments

Included in accounts receivable and prepayments are trade receivables of US$163.4 million (HK$1,274.5 million) (31 December 2001: US$169.0 million or HK$1,318.2 million) with an ageing analysis as follows:

	At 30 June 2002 US$m	At 31 December 2001 US$m	At 30 June 2002* HK$m	At 31 December 2001* HK$m
Less than 30 days	91.6	144.2	714.5	1,124.8
30 to 60 days	37.3	7.7	290.9	60.0
60 to 90 days	7.2	4.2	56.2	32.8
Over 90 days	27.3	12.9	212.9	100.6
Total	163.4	169.0	1,274.5	1,318.2

Indofood allows sub-distributors/wholesalers 60 days of credit, and other customers between 15 to 60 days of credit. Metro Pacific collects contract receivables by installments over periods ranging between two and 10 years.

9. Accounts payable and accruals

Included in accounts payable and accruals are trade payables of US$194.9 million (HK$1,520.2 million) (31 December 2001: US$182.3 million or HK$1,421.9 million) with an ageing analysis as follows:

	At 30 June 2002 US$m	At 31 December 2001 US$m	At 30 June 2002* HK$m	At 31 December 2001* HK$m
Less than 30 days	156.4	100.7	1,219.9	785.5
30 to 60 days	3.7	28.7	28.9	223.8
60 to 90 days	2.1	14.6	16.4	113.9
Over 90 days	32.7	38.3	255.0	298.7
Total	194.9	182.3	1,520.2	1,421.9

10. Contingent liabilities

Contingent liabilities in respect of the Company and subsidiary companies are set out below

	At 30 June 2002 US$m	At 31 December 2001 US$m	At 30 June 2002* HK$m	At 31 December 2001* HK$m
Guarantees for credit facilities given to				
– an associated company	97.7	100.1	762.1	780.8
– others	–	2.6	–	20.3
Total	97.7	102.7	762.1	801.1

Guarantees in respect of an associated company relate to credit facilities extended to Escotel, which are guaranteed by Escotel's shareholders on a pro-rata basis. Guarantees of US$97.7 million (HK$762.1 million) (31 December 2001: US$100.1 million or HK$780.8 million) represents the Group's 49 per cent share of Escotel's borrowings.

11. Employee information

Number of employees	2002	2001
As at 30 June	48,500	51,828
Average for the period	47,045	50,274

For details regarding the Group's remuneration policies for Directors and Senior Executives, please refer to page 78 of First Pacific's 2001 Annual Report.

12. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation. In particular, the comparatives have been adjusted to take into account HKSSAP 15 (Revised) "Cash Flow Statements". Such reclassifications have no effect on shareholders' deficit or profit/(loss) attributable to ordinary shareholders.

* *The Company maintains its accounts and reports to its shareholders in U.S. dollars (US$). The figures shown in Hong Kong dollars (HK$) are for illustration only and are based on a fixed exchange rate of HK$7.8 = US$1.*

REVIEW OF OPERATIONS

During the period, the Group's continuing businesses improved their profit contribution by eight per cent to US$22.4 million (1H01: US$20.7 million), while recurring profit improved by 25 per cent to US$15.6 million (1H01: US$12.5 million). Foreign exchange gains of US$11.2 million (1H01: US$32.5 million losses) were recorded, reflecting stronger regional currencies. There follows a contribution summary.

Six months ended 30 June	Turnover 2002 US$m	Turnover 2001 US$m	Contribution to Group profit/(loss)[i] 2002 US$m	Contribution to Group profit/(loss)[i] 2001 US$m
Indofood	836.4	671.4	24.8	18.6
PLDT[ii][iii]	–	–	17.4	14.0
Metro Pacific	62.3	87.8	(20.4)	(8.2)
Escotel[ii]	–	–	0.6	(3.7)
From continuing businesses	898.7	759.2	22.4	20.7
From disposed businesses[iv]	0.4	145.3	(2.3)	4.8
From operations	899.1	904.5	20.1	25.5
Corporate overhead			(5.0)	(6.3)
Interest expense			(9.6)	(12.8)
Interest income			10.1	6.1
Recurring profit			15.6	12.5
Foreign exchange gains/(losses)			11.2	(32.5)
Reversal of provision for investments[iii]			–	7.9
Profit/(loss) attributable to ordinary shareholders			26.8	(12.1)

(i) After taxation and outside interests, where appropriate.
(ii) Associated companies.
(iii) In 2001, a share of Piltel's losses of US$7.9 million has been offset by the release of a provision at the Group level. Comparative figures for PLDT have been restated to separately show the effect of this provision release.
(iv) Represents Infrontier in 1H02 and 1H01; Berli Jucker, Darya-Varia and Savills plc in 1H01.

Indofood

PT Indofood Sukses Makmur Tbk (Indofood) is the leading processed-foods group in Indonesia. The principal businesses of Indofood are Noodles, Flour and Edible Oils & Fats, and it also has interests in Distribution, Food Seasonings, Baby Foods and Snack Foods.

Indofood's operations are denominated in rupiah, which averaged Rupiah 9,505 (1H01: Rupiah 10,661) to the U.S. dollar, and its financial results are prepared under Indonesian GAAP and reported in rupiah. First

	2002 Pm	2001 Pm
Net income under Philippine GAAP	2,755	1,374
Preference dividends[1]	(813)	(769)
Net income attributable to common shareholders	1,942	605
Differing accounting treatments[2]		
– Foreign exchange accounting	2,852	(2,771)
– Fair values on acquisition	1,400	1,800
– Piltel losses	(1,230)	(1,610)
– Others	171	830
Intragroup items[3]	140	140
Adjusted net income/(loss) under Hong Kong GAAP	5,275	(1,009)
Foreign exchange[4]	(1,652)	3,874
PLDT's net income as reported by First Pacific	3,623	2,865
	US$m	US$m
Translated into U.S. dollars at prevailing average rates of 2002: Pesos 50.72 and 2001: Pesos 50.17	71.4	57.1
Contribution to First Pacific Group profit, at an average shareholding of 2002: 24.4% and 2001: 24.6%	17.4	14.0

(1) First Pacific presents net income after the deduction of preference dividends.
(2) Differences in accounting under Philippine GAAP, compared with Hong Kong GAAP. Principal adjustments include:
- *Foreign exchange accounting: Under Philippine GAAP, PLDT is permitted to capitalize and amortize exchange differences. Hong Kong GAAP requires the recognition of such differences, even though unrealized, in the profit and loss account. An adjustment is required to reverse the amortization of PLDT's capitalized foreign exchange differences, as the originating exchange difference has already been written off by First Pacific.*
- *Fair values on acquisition: First Pacific made certain fair value adjustments on its acquisition of PLDT, such that certain PLDT assets are held at different values. As such, the adjustment is First Pacific's reversal of depreciation on assets that First Pacific has already written down.*
- *Piltel losses: While Philippine GAAP allows PLDT to deconsolidate Piltel as PLDT's voting and economic interest in Piltel has declined to 45.3 per cent, Hong Kong GAAP recognizes that PLDT has the ability to control Piltel through PLDT's no cost, no restriction option to convert its preferred Piltel shares into Piltel common shares. Accordingly, under Hong Kong GAAP, Piltel's results are consolidated and, as Piltel's net asset value is negative, additional losses attributable to minority interests are recognized.*

(3) These are standard consolidation adjustments to ensure that transactions between Group companies are eliminated to present the Group as a single economic entity.
(4) To illustrate underlying operational results and profit contributions, exchange differences (net of related tax) are excluded and presented separately.

PLDT contributed a profit of US$17.4 million (1H01: US$14.0 million) to the Group, reflecting:

- strong growth in Wireless, principally Smart's revenues growing to Pesos 16.3 billion (1H01: Pesos 10.6 billion) as its GSM subscribers reached 5.3 million (1H01: 3.6 million) and ARPU's remained above Pesos 550 (1H01: Pesos 592). In addition, Piltel's GSM subscriber base grew to 1.6 million (1H01: 0.8 million), and its operational loss for 1H02 reduced to Pesos 1.9 billion from Pesos 3.5 billion for 1H01;
- declining revenues and net income from Fixed Line, despite strong growth in Data revenues and reduced cash operating expenses;
- losses for Information and Communications Technology, which mask ePLDT's revenue growth to Pesos 402.0 million (1H01: Pesos 210.5 million);
- adjustments to ensure compliance with Hong Kong GAAP and First Pacific presentation, as detailed above.

During the period, PLDT completed a substantial portion of its liability management programme, which programme is designed to raise funds to address the US$1.3 billion of PLDT's debts that mature between 2002 and 2004. This included a new US$149 million facility from KfW to in-part refinance KfW's existing debt; the issuance of an aggregate of US$350 million global notes; and the launching of a US$130 million multicurrency syndicated term loan facility expected to be completed during the third quarter of 2002. PLDT intends to settle the remaining debt out of increased cash flows, through PLDT's on going efforts to contain costs and reduce capex, and dividends from Smart. In addition, PLDT recently announced that it has secured a Yen 9.76 billion (US$84 million) Overseas Investment Loan from the Japan Bank for International Cooperation (JBIC). The Financial Review section contains further information on PLDT's net indebtedness.

Metro Pacific

Metro Pacific Corporation (Metro Pacific) is based and separately listed in Manila and principally holds interests in property developers Bonifacio Land Corporation (BLC), Pacific Plaza Towers and Landco Pacific. Metro Pacific also holds interests in shipping company Negros Navigation, and in First e-Bank.

Metro Pacific's operations are denominated in pesos, which averaged Pesos 50.72 (1H01: Pesos 50.17) to the U.S. dollar, and its financial results are prepared under Philippine GAAP and reported in pesos. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to Metro Pacific's reported peso results to ensure compliance with Hong Kong GAAP. An analysis of such adjustments follows.

	2002 Pm	2001 Pm
Net loss under Philippine GAAP	(8,076)	(1,088)
Differing accounting treatments[1]		
– Reversal of impairment provision	7,188	–
– Others	(290)	382
Adjusted net loss under Hong Kong GAAP	(1,178)	(706)
Foreign exchange[2]	(105)	190
Metro Pacific's net loss as reported by First Pacific	(1,283)	(516)
	US$m	US$m
Translated into U.S. dollars at prevailing average rates of 2002: Pesos 50.72 and 2001: Pesos 50.17	(25.3)	(10.3)
Contribution to First Pacific Group profit, at an average shareholding of 2002: 80.6% and 2001: 80.6%	(20.4)	(8.2)

(1) Differences in accounting under Philippine GAAP, compared with Hong Kong GAAP. Principal adjustments include:
- *Reversal of impairment provision. In Metro Pacific's 1H02 accounts, an impairment provision of Pesos 7.2 billion has been made in respect of its investment in BLC. As such impairment provision has already been established in First Pacific's 2001 accounts, an adjustment is required to reverse the provision made by Metro Pacific.*

(2) To illustrate underlying operational results and profit contributions, exchange differences (net of related tax) are excluded and presented separately.

Metro Pacific contributed a loss of US$20.4 million (1H01: US$8.2 million loss) to the Group, reflecting:

- revenues on the sale, for Pesos 2.5 billion, of an undeveloped five-hectare lot in the Bonifacio Global City, which sale revenue is recognized on a cash receipts basis, offset by the recognition of all sale-related costs;
- a reduction in the number of units sold at Pacific Plaza Towers. Four units were sold during the first half of 2002; compared with 63 units in the comparative period in 2001, which included a bulk sale transaction;
- improved earnings from both Nenaco and Landco;
- increased borrowing costs as both Metro Pacific and BLC ceased to capitalize interest in 2002;
- adjustments to ensure compliance with Hong Kong GAAP and First Pacific presentation, as detailed above.

In January 2002, Metro Pacific through a transaction with Manuela Land and House, Inc., increased its interest in BLC to 72.9 per cent from 69.6 per cent.

In January 2002, Metro Pacific announced that it was undertaking a debt reduction plan. This process is on going and Metro Pacific anticipates restructuring certain debts by providing property assets as security, and settling other debts with property assets. The Larouge Loan remains outstanding in the amount of US$90.0 million of principal, and US$17.4 million of accrued interest as at 30 June 2002. The Financial Review section contains further information on Metro Pacific's net indebtedness.

Escotel

Escotel Mobile Communications Limited (Escotel) commenced operations in 1996, and is a GSM cellular telephone services provider based in New Delhi, India. Escotel operates in three circles: Uttar Pradesh (West), Haryana and Kerala.

Escotel's operations are denominated and reported in rupees, which averaged Rupees 48.81 (1H01: Rupees 46.77) to the U.S. dollar.

Escotel returned its first profit, contributing US$0.6 million (1H01: US$3.7 million loss) to the Group, reflecting:

- increased subscriber revenues, underscored by strong growth in subscribers to 571,887 at 30 June 2002 (1H01: 333,242 subscribers);
- reduced year on year ARPUs at Rupees 508 (1H01: Rupees 545) due to the rapid expansion of Escotel's prepaid subscriber base;
- increased network, subscriber and depreciation expenses, in line with Escotel's expansion.

The Financial Review section contains further information on Escotel's net indebtedness.

Infrontier

First Pacific has reduced its interest in Infrontier Limited (Infrontier) to 19 per cent from 100 per cent, effective 30 April 2002.

First Pacific's decision was based on the fact that, while the enterprise continues to offer longer-term potential, key financial objectives were not achieved. Accordingly, First Pacific decided to limit its direct financial support for Infrontier, which to date has totaled US$24 million.

Under the terms of the transaction, which was signed today, First Pacific has transferred a controlling stake of 81 per cent to the incumbent management who, with effect from 1 May 2002, have been responsible for meeting Infrontier's support requirements. Mr. James Jones has replaced Mr. Edward A. Tortorici, Executive Director of First Pacific, as CEO of Infrontier as Mr. Tortorici has stepped down.

In order to participate in Infrontier's future growth, First Pacific has retained a minority stake of 19 per cent, will have proportional representation on the Infrontier board, and holds an option, exercisable until 30 April 2003, to increase its shareholding to 49 per cent.

For the period to 30 April 2002, Infrontier contributed a loss of US$2.3 million and, with effect from 1 May 2002, Infrontier has been accounted for as a long-term investment.

FINANCIAL REVIEW

2001 comparative figures for PLDT have been restated to reflect the consolidation of Piltel. Such adjustments have no effect on the net profit or equity of the Group.

Liquidity and financial resources

CONSOLIDATED NET INDEBTEDNESS AND GEARING BY OPERATING COMPANY

	At 30 June 2002			At 31 December 2001		
	Net indebtedness[i] US$m	Net assets/ (liabilities) US$m	Gearing[ii] times	Net indebtedness[i] US$m	Net assets/ (liabilities) US$m	Gearing[ii] times
Head Office	196.6	665.4	0.20	83.3	693.5	0.09
Indofood	518.0	495.2	1.05	442.5	318.6	1.39
Metro Pacific	257.7	164.1	1.57	264.6	188.7	1.40
Infrontier	–	–	–	0.1	(14.0)	–
Consolidated before goodwill reserve	972.3	1,324.7	0.73	790.5	1,186.8	0.67
Goodwill reserve	–	(976.4)	–	–	(985.8)	–
Consolidated after goodwill reserve	972.3	348.3	2.79	790.5	201.0	3.93
ASSOCIATED COMPANIES						
PLDT	3,744.7	1,823.0	2.05	3,726.3	1,736.1	2.15
Escotel	194.1	(27.1)	–	200.2	(22.7)	–

(i) *Includes pledged deposits and excludes inter-company indebtedness.*
(ii) *Calculated as net indebtedness divided by net assets.*

- Head Office gearing increased as a result of the repayment of the convertible bonds, including US$82.5 million of redemption premium that was previously classified within accounts payable.
- Indofood gearing declined as profits and a stronger rupiah enhanced net assets.
- Metro Pacific gearing increased mainly because of losses for the period, which resulted in reduced net assets.
- PLDT's gearing declined as profits enhanced net assets.

The maturity profile of consolidated debt is summarized below. The lengthening of the debt maturity profile principally reflects the successful efforts of the Company and Indofood. The Head Office convertible bonds were refinanced in March 2002 through a US$190 million two-year bank loan. Indofood's short-term debts were replaced through a US$100 million two-year term loan and US$280 million five-year Euro-bonds.

MATURITY PROFILE OF CONSOLIDATED DEBT

	At 30 June 2002 US$m	At 31 December 2001 US$m
Within one year	227.1	750.2
One to two years	316.4	86.0
Two to five years	556.5	285.1
Over five years	75.4	20.3
Total	1,175.4	1,141.6

The maturity profile of the borrowings of the Group's associated companies follows. The lengthening of the debt maturity profile of PLDT primarily reflects the results of its liability management programme. Following the debt refinancing completed in March 2001, there were no significant change to Escotel's debt maturity profile.

ASSOCIATED COMPANIES

	PLDT		Escotel	
	At 30 June 2002 US$m	At 31 December 2001 US$m	At 30 June 2002 US$m	At 31 December 2001 US$m
2002	354.0	567.8	16.2	22.2
2003	610.2	685.0	28.7	28.8
2004	380.7	515.8	53.4	53.8
2005	467.4	435.5	67.0	67.5
2006 and onwards	2,153.5	1,605.0	31.1	31.3
Total	3,965.8	3,809.1	196.4	203.6

CHARGES ON GROUP ASSETS

At 30 June 2002, certain bank loans were secured by the Group's property and equipment, accounts receivables and inventories with net book amount totaling US$152.9 million (31 December 2001: US$163.7 million). The two-year bank loan of US$187.4 million at Head Office is secured by First Pacific's interests in Indofood, PLDT and Metro Pacific of 49.3 per cent, 15.8 per cent and 80.6 per cent, respectively.

Financial Risk Management

FOREIGN CURRENCY RISK

(A) Company risk

As all Head Office debt was denominated in U.S. dollars at 30 June 2002, and the US$190 million bank loan drawn down in January 2002 is denominated in HK dollars (which is pegged to the U.S. dollar at a fixed exchange rate), foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments due to the non-cash nature of such investments and the high costs associated with such hedging. Accordingly, First Pacific is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of Escotel and the Head Office, the principal components of the Company's adjusted net asset value (NAV) relate to investments denominated in pesos or rupiah. Accordingly, any depreciation of these currencies, from their level at 30 June 2002, would have a negative impact on the Company's NAV in U.S. dollar terms.

The following table illustrates the estimated impact on the Company's adjusted NAV for a one per cent depreciation of the peso and rupiah against the U.S. dollar.

Company	Effect on adjusted NAV US$m	Effect on adjusted NAV per share HK cents
Indofood	(5.42)	(1.35)
PLDT	(3.03)	(0.75)
Metro Pacific	(0.83)	(0.21)
Total[i]	(9.28)	(2.31)

(i) *The NAV of the Group's investment in Escotel is based on historic U.S. dollar cost and, accordingly, any depreciation of the rupee would not affect the Company's adjusted NAV.*

(B) Group risk

The Group's operating results are denominated in local currencies - principally the rupiah, peso and rupee - which are translated and consolidated to give the Group's U.S. dollar denominated results. The changes of these currencies against the U.S. dollar is summarized below:

Closing	At 30 June 2002	At 31 December 2001	Six months change	At 30 June 2001	One year change
Peso	50.33	51.60	2.5%	52.45	4.2%
Rupiah	8,713	10,400	19.4%	11,390	30.7%
Rupee	48.86	48.25	-1.2%	47.04	-3.7%

Average	Six months ended 30 June 2002	12 months ended 31 December 2001	Six months change	Six months ended 30 June 2001	One year change
Peso	50.72	51.04	0.6%	50.17	-1.1%
Rupiah	9,505	10,294	8.3%	10,661	12.2%
Rupee	48.81	47.24	-3.2%	46.77	-4.2%

CONSOLIDATED NET INDEBTEDNESS BY CURRENCY

First Pacific's policy is for each operating entity to borrow in local currency where possible. However, it is often necessary for companies to borrow in U.S. dollars, which results in the risk of a translation impact on local currency results. A summary of consolidated net indebtedness by currency follows.

	US$ US$m	Peso US$m	Rupiah US$m	HK$ US$m	Other US$m	Total US$m
Total borrowings	497.8	274.1	216.1	187.4	–	1,175.4
Cash and bank balances[i]	(56.2)	(16.6)	(128.3)	(2.0)	–	(203.1)
Net indebtedness	441.6	257.5	87.8	185.4	–	972.3
Representing:						
Head Office	11.4	(0.2)	–	185.4	–	196.6
Indofood	430.2	–	87.8	–	–	518.0
Metro Pacific[ii]	–	257.7	–	–	–	257.7
Net indebtedness	441.6	257.5	87.8	185.4	–	972.3
ASSOCIATED COMPANIES						
PLDT	3,265.2	195.1	–	–	284.4	3,744.7
Escotel	75.2	–	–	–	118.9	194.1

(i) *Includes pledged deposits.*
(ii) *Excludes the Head Office inter-company loan of US$90.0 million.*

As a result of unhedged U.S. dollar net indebtedness, the Group's results are sensitive to fluctuations in the U.S. dollar exchange rate. The following table illustrates the estimated impact, arising from unhedged U.S. dollar net indebtedness, on the Group's reported profitability for a one per cent depreciation in the principal operating currencies of subsidiary and associated companies. This does not reflect the indirect impact on the Group's operational results as a consequence of changes in local currency revenues and costs due to fluctuations in the U.S. dollar exchange rate.

	Total US$ exposure US$m	Hedged amount[i] US$m	Unhedged amount US$m	Profit impact of 1% currency depreciation US$m	Group profit impact[ii] US$m
PLDT	3,265.2	(675.5)	2,589.7	(25.9)	(4.3)
Metro Pacific[iii]	90.0	–	90.0	(0.9)	(0.5)
Total Philippines	3,355.2	(675.5)	2,679.7	(26.8)	(4.8)
Indofood (Indonesia)	430.2	(310.0)	120.2	(1.2)	(0.4)
Escotel (India)	75.2	(47.0)	28.2	(0.3)	(0.1)
Head Office[iv]	11.4	–	11.4	–	–
Total	3,872.0	(1,032.5)	2,839.5	(28.3)	(5.3)

(i) *Excludes the impact of 'natural hedges'.*
(ii) *Net of tax effect.*
(iii) *Represents Head Office inter-company loan funding to Metro Pacific.*
(iv) *As the Group reports its results in U.S. dollars, unhedged U.S. dollar debt and HK$ debt at the Head Office do not carry any significant exchange exposure.*

INTEREST RATE RISK

The Company and the majority of its operating entities are exposed to changes in interest rates to the extent that they impact the cost of variable interest rate borrowings. An analysis of consolidated net indebtedness and an interest rate profile, together with details for associated companies, follows:

CONSOLIDATED

	Fixed interest rate borrowings US$m	Variable interest rate borrowings US$m	Cash and bank balances[i] US$m	Net indebtedness US$m
Head Office	150.0	87.4	(40.8)	196.6
Indofood	385.9	278.0	(145.9)	518.0
Metro Pacific[ii]	69.4	204.7	(16.4)	257.7
Consolidated net indebtedness	605.3	570.1	(203.1)	972.3
ASSOCIATED COMPANIES				
PLDT	1,861.9	2,103.9	(221.1)	3,744.7
Escotel	137.9	58.5	(2.3)	194.1

(i) *Includes pledged deposits.*
(ii) *Excludes Head Office inter-company loan of US$90.0 million.*

The following table illustrates the estimated impact on the Group's reported profitability of a one per cent increase in average annual interest rates for those entities that hold variable interest rate borrowings.

	Variable interest rate borrowings US$m	Profit impact of 1% increase in interest rates US$m	Group profit impact[i] US$m
Head Office	87.4	0.9	(0.9)
Indofood	278.0	2.8	(1.0)
Metro Pacific	204.7	2.0	(1.1)
PLDT	2,103.9	21.0	(3.5)
Escotel	58.5	0.6	(0.3)
Total	2,732.5	27.3	(6.8)

(i) *Net of tax effect.*

Adjusted net asset value per share

The underlying worth of the Group, assessed by computing the adjusted net asset value of each business as determined by its quoted share price (or in cases where a company is not listed, its book carrying cost), is calculated as follows:

	Basis	30 June 2002 Adjusted NAV US$m	30 June 2002 Invested Capital[i] US$m	31 December 2001 Adjusted NAV US$m
PLDT	(ii)	303.1	1,241.0	333.6
Indofood	(ii)	542.4	706.6	264.2
Metro Pacific	(ii)	83.4	648.8	87.2
Escotel	(iii)	63.0	63.0	63.0
Infrontier	(iv)	–	24.0	17.2
HEAD OFFICE				
– Net indebtedness		(196.6)	(196.6)	(83.3)
– Other liabilities		–	–	(84.6)
– Receivables[v]		107.4	107.4	98.2
TOTAL VALUATION	(iv)	902.7	2,594.2	695.5
NUMBER OF ORDINARY SHARES IN ISSUE (millions)		3,139.8	3,139.8	3,139.8
Value per share				
– U.S. dollar		0.29	0.83	0.22
– HK dollars		2.24	6.44	1.73
Company's closing share price (HK$)		1.46	1.46	0.96
Share price discount to HK$ value per share (%)		34.8	77.3	44.5

(i) *Before impairment provisions.*
(ii) *Adjusted NAV is based on quoted share prices applied to the Company's economic interest.*
(iii) *Adjusted NAV is based on investment cost.*
(iv) *No value has been attributed to the Group's investment in Infrontier and Metrosel.*
(v) *Represents loan and accrued interest due from Metro Pacific.*

2002 GOALS: HALF-YEAR REVIEW

FIRST PACIFIC

- Enhance recurrent cash flows at Head Office.
  In progress. Cost saving measures implemented. Proceeds from the proposed transaction with the Gokongwei Group will be invested in cash flow enhancing assets.
- Refinance or repay existing two-year loan with longer term funding.
  In progress. Proceeds from the proposed transaction with the Gokongwei Group will be applied to repaying debt.
- Conclude value-enhancing strategy for the Group's investments in Escotel and Metrosel.
  Weaker telecom sector sentiment and regional tensions have hampered definitive progress with regards to Escotel. Accordingly, First Pacific continues to focus on developing Escotel's operations. Initiatives with regards to Metrosel are on-going, pending agreement on implementing an in principle plan.

INDOFOOD

- Pursue core business strategy to focus on value enhancement.
  In progress. First half recorded strong growth in revenues for principal divisions.
- Improve share price performance.
  Achieved. Share price has improved by more than 50 per cent year to date.
- Maintain dividend payout ratio of 30 per cent.
  Achieved. 30 per cent payout for year 2001.
- Complete share buy back programme.
  In progress. By 8 August 2002, 554.9 million shares had been repurchased, representing 6.1 per cent of Indofood's issued and paid-up capital.
- Implement employee stock ownership plan.
  Achieved. The 2002 implementation phase, representing 50 per cent of the programme, was completed in May 2002.

PLDT

- Pursue and complete liability management programme.
  In progress. Half of US$1.3 billion debt to be refinanced by new debt and notes; remaining to be settled out of internal free cash flows and dividends from Smart.
- Improve share price performance.
  Not achieved. Share price has declined by 28 per cent year to date.
- Smart to manage Cellular ARPUs through value-added services.
  In progress. Smart continues to develop innovative services, complemented by the launch of the 64K Super SIM Card to maximize the use of such services.
- Develop data and network related operations to become longer-term drivers of value.
  In progress. First half results up, portending improved annual results.
- Build and strengthen the operations and financial position of ePLDT.
  In progress. PLDT expects call center revenues to become increasingly significant.

METRO PACIFIC

- Conclude debt reduction programme.
  In progress.
- Conclude the merger of First e-Bank.
  In progress. Negotiations are on-going.

ESCOTEL

- Retain market leadership in view of anticipated competition.
  Achieved. Continues to hold market-leading positions in all three circles.
- Maximize network availability and utilization.
  In progress. Discussions are on-going with Escotel's equipment suppliers, with a view toward enhancing the network to accommodate future subscriber growth.
- Grow revenues and EBITDA to achieve full break-even.
  Achieved. Escotel has enhanced EBITDA and reported its first profit contribution in the period to 30 June 2002.

PROPOSED TRANSACTION WITH THE GOKONGWEI GROUP

On 5 June 2002, First Pacific announced its signing of a legally binding Memorandum of Agreement (MOA) with the Gokongwei Group for the establishment of joint venture arrangements in relation to First Pacific's existing interests in PLDT and BLC.

Since that announcement, First Pacific has focused upon addressing and discussing various transaction-related issues with the Gokongwei Group (due diligence), NTT (right of first refusal) and PLDT (due diligence access and director nomination and election) in order to resolve these issues and close the transaction. Currently, First Pacific has advanced documentation and commenced the transaction's pre-closing reorganization steps, while continuing to target a third quarter closing.

U.S. lawsuit

First Pacific disclosed the material terms and conditions of the MOA in its 5 June 2002 announcement, which announcement was made in accordance with the Hong Kong Stock Exchange Listing Rules on "Notifiable Transactions".

On 3 July 2002, PLDT initiated a U.S. lawsuit against First Pacific and certain related companies, to compel disclosure of the MOA itself to PLDT, whose securities are listed and traded in the U.S. To address this nuisance lawsuit and avoid unnecessary legal expense, First Pacific voluntarily disclosed the MOA on 19 July 2002 to all relevant entities. Although First Pacific's action confirmed that it had disclosed the MOA's material terms and conditions on 5 June 2002, PLDT still has not clarified its reasons for continuing the lawsuit.

First Pacific will make further announcements as and when appropriate. All previous announcements relating to the transaction are available at www.firstpacco.com.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company, during this period, has not been in compliance with the Company's Code of Best Practice, which incorporates the items set out in Appendix 14 of the Rules Governing the Listing of Securities (Listing Rules) issued by The Stock Exchange of Hong Kong Limited.

In compliance with the additional requirement of The Stock Exchange of Hong Kong Limited to its Code of Best Practice, the Company in 1998 established an Audit Committee, which is currently composed of two independent Non-executive Directors. Reporting to the Board of Directors, the Audit Committee reviews matters within the purview of audit, such as Financial Statements and internal control, to protect the interests of the Company's shareholders. The Audit Committee meets regularly with the Company's external auditors to discuss the audit process and accounting issues.

REVIEW STATEMENT BY THE AUDIT COMMITTEE

In accordance with the requirements of paragraph 39 of Appendix 16 of the Listing Rules, the Audit Committee has reviewed the unaudited Condensed Interim Financial Statements for the six months ended 30 June 2002, including the accounting principles and practices adopted by the Group. The Audit Committee also has discussed auditing, internal control and financial reporting matters with the Company's management and its external auditors. The Company's external auditors were engaged by the Audit Committee to perform a review of the unaudited Condensed Interim Financial Statements for the six months ended 30 June 2002.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company, nor any of its subsidiary companies, has made any purchase, sale or redemption of any of the Company's listed securities during the period.

In January 2002, the Group repurchased and canceled US$117.3 million of the two per cent 2002 convertible bonds for a total consideration of US$157.5 million. The remaining convertible bonds totaling US$130.5 million were redeemed at a total consideration of US$176.3 million on 27 March 2002.

During the period, Indofood repurchased approximately 336.1 million common shares from the market at an average price of approximately Rupiah 1,007 per share.

On 15 May 2002, under its Employee Stock Ownership Programme, Indofood granted 457,800 options to qualified employees to purchase 228.9 million common shares at an exercise price of Rupiah 825 per share. The options were fully exercised by the employees on 15 May 2002 and Indofood issued 228.9 million new common shares.

Except as described or referred to above, there has been no issue, redemption or conversion of any convertible securities or options in issue by the Company's subsidiary companies.

CHANGE IN INDUSTRY CLASSIFICATION

With effect from 2 September 2002, First Pacific's Hang Seng Stock Classification will change to Consumer Goods (Food and Beverages) from Conglomerates.

INTERIM DIVIDEND

The Board do not recommend the payment of an interim dividend in 2002 (2001: Nil).

INTERIM REPORT

An Interim Report will be sent to shareholders by the end of August 2002.

By Order of the Board
Ronald A. Brown
Executive Director and Company Secretary

19 August 2002

FIRST PACIFIC